UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 103

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York NY 10018
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 103

1.	Names of Reporting Persons
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
8,804,679
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
8,804,679
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,804,679

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

51.8%
14.	Type of Reporting Person

CO
2

CUSIP No. 918640 103

1.	Names of Reporting Persons
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
1,005,616
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
1,005,616
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,005,616

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

5.9%
14.	Type of Reporting Person

CO
3

CUSIP No. 918640 103

1.	Names of Reporting Persons
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
37,633
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
37,633
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

37,633

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.2%
14.	Type of Reporting Person

CO

4

CUSIP No. 918640 103

1.	Names of Reporting Persons
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
9,827,567
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
9,827,567
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,827,567

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

57.8%
14.	Type of Reporting Person

IN

5

CUSIP No. 918640 103

1.	Names of Reporting Persons
FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
583,333
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
583,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

583,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

3.4%
14.	Type of Reporting Person

CO

6

CUSIP No. 918640 103

1.	Names of Reporting Persons
FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
583,333
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
583,333
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

583,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

3.4%
14.	Type of Reporting Person

CO
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Item 1.	Security and Issuer.

The Statement on Schedule 13D filed on August 24, 2018 (the “Statement”) by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited (“PABTL”), Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg (collectively, the “Filing Persons” and each, individually, a “Filing Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”), is hereby amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 1) give effect to the 1-for-10 reverse stock split effected by the Issuer on August 7, 2018 in connection with the Issuer’s initial public offering (“IPO”) completed on August 13, 2018.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by the addition of the following information:

The aggregate amount paid by FCMI Parent for the shares of Common Stock it acquired in the private placement referred to in Item 4, and the other Common Stock purchases made in July 2019 and reported in Item 5 of this amendment, was approximately $7,504,200. FCMI Parent acquired the funds for such purchases from its working capital.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following information:

On July 30, 2019, FCMI Parent purchased 1,838,235 shares of Common Stock from the Issuer at a purchase price of $4.08 per share, for an aggregate purchase price of $7,499,999. The purchase was made pursuant to a Stock Purchase Agreement dated as of July 26, 2019 (the “SPA”), between the Issuer and certain private investors, including FCMI Parent (collectively, the “Investors”), for the issuance and sale of a total of 3,382,332 shares of Common Stock in a private placement at $4.08 per share, for an aggregate purchase price paid by all Investors of $13,799.915. In the SPA, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock pursuant to the SPA to fund the ongoing development of pepinemab, the adopted name for VX15, the Issuer’s lead product candidate, which is being developed for treatment of non-small cell lung cancer, osteosarcoma, melanoma and Huntington’s disease. The Issuer will also use such proceeds for working capital and general corporate purposes. FCMI Parent acquired its Common Stock and the other shares reported in Item 5 for investment and to support the Issuer’s research and development activities. For additional information regarding the SPA, see Item 6.

In January 2019, FCMI Parent entered into a binding, pre-arranged stock purchase plan (“10b5-1 Plan”) pursuant to which, at the date of this Schedule 13D (Amendment No. 1), 3,052 shares of the Issuer’s Common Stock have been purchased on behalf of FCMI Parent without direction by FCMI Parent. FCMI Parent may acquire additional shares of the Issuer’s Common Stock pursuant to the 10b5-1 Plan. See Items 5 and 6. Except for (i) additional purchases which may be made pursuant to 10b5-1 Plan and (ii) a total of 2,148,034 shares of Common Stock issuable in exchange for certain partnership interests held by FCMI Parent and FCMI, the Filing Persons do not have any present intention to acquire additional shares of Common Stock. The Filing Persons also note that their ability to effect dispositions of Common Stock may be limited by their status as “affiliates” of the Issuer, and by the short-swing profit recapture provisions of Section 16(b) of the Securities and Exchange Act of 1934, as amended (the “1934 Act”). Subject to the foregoing, the Filing Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate.

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Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

See the Preliminary Note in Item 1 of this Schedule 13D (Amendment No. 1).

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Filing Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 1), the Filing Persons are the beneficial owners of a total of 9,827,567 shares of the Issuer’s Common Stock, representing 57.8% of the Issuer’s outstanding Common Stock. Each Filing Person’s direct ownership and beneficial ownership has been computed as a percentage of 17,009,209 shares outstanding or deemed outstanding, comprising (i) 11,478,843 shares of Common Stock outstanding on May 10, 2019, as set forth on the cover page of the Issuer’s Report on Form 10-Q for the period ended March 31, 2019 filed May 15, 2019, plus (ii) 3,382,332 shares issued in the Issuer’s private placement on July 30, 2019, plus (iii) 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent (see “Exchangeable Partnership Units - Vaccinex Products” and “Exchangeable Partnership Units - VX3,” in Item 6 of the original Statement filed on August 24, 2018).

The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:1

Name	Shares Directly Owned		Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

PABTL	37,633		0.2%	37,633	[2]	0.2%
FCMI	967,983	[3]	5.7%	1,005,616	[4]	5.9%[4]
FCMI Parent	7,799,063	[5]	45.9%	8,804,679	[6]	51.8%[6]
G-M Fund	583,333	[7]	3.4%	583,333	[7]	3.4%[7]
FMG	-0-		-0-%	583,333	[7]	3.4%[7]
Albert Friedberg	439,555		2.6%	9,827,567	[8]	57.8%[8]

[1]	The table also corrects certain immaterial errors in the beneficial ownership of FCMI Parent and Mr. Friedberg reported in the original Statement resulting from inadvertent double-counting of certain shares.
[2]	All such shares are owned of record directly by PABTL. See “Beneficial Ownership of Shares Under PABTL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.
[3]	All such 967,983 shares are issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI.
[4]	Includes 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and 37,633 shares owned directly by PABTL.
[5]	Includes 6,619,012 shares owned directly by FCMI Parent and 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent.
[6]	Includes 6,619,012 shares owned directly by FCMI Parent (including 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent), 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI, and 37,633 shares owned directly by PABTL.
[7]	All such 583,333 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[8]	Includes 37,633 shares owned directly by PABTL, 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI, 7,799,063 shares owned directly by FCMI Parent (including 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent), 583,333 shares owned directly by G-M Fund, and 439,555 shares owned directly by Mr. Friedberg.

9

All shares reported as beneficially owned by the Filing Persons are presently outstanding, other than (i) 967,983 shares are issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and (ii) 1,180,051 shares are issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiaries, FCMI and PABTL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned by G-M Fund.

Item 5 of the Statement is hereby further amended by the addition of the following information:

Mr. Daniel A. Gordon, Vice President, Chief Compliance Officer and a Director of FMG, and Mr. Enrique Zauderer, Vice President and a Director of FMG, are the beneficial owners of 1,198 shares and 3,951 shares, respectively, of the Issuer’s Common Stock. Of such shares, 807 shares and 1,917 shares are held of record by PABTL on behalf of Mr. Gordon and Mr. Zauderer, respectively, pursuant to the pledge arrangements described under “Beneficial Ownership of Shares Under PABTL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.

Except for (i) the Common Stock beneficially owned by Mr. Friedberg and (ii) the Common Stock beneficially owned by each of Messrs. Gordon and Zauderer, to the knowledge of the Filing Persons, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

On July 25, 2019, FCMI Parent purchased 52 shares of Common Stock and on July 26, 2019, FCMI Parent purchased 1,000 shares of Common Stock, in each case at a purchase price of $3.99 per share, excluding commissions. Such purchases were made pursuant to the 10b5-1 Plan.

Except for FCMI Parent’s purchase of (i) 1,838,325 shares of Common Stock in the Issuer’s private placement and (ii) 1,052 shares of Common Stock pursuant to the 10b5-1 Plan, none of the Filing Persons and, to their knowledge, none of their respective directors or officers has effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 1). In March 2019, FCMI Parent acquired a total of 2,000 shares of the Issuer’s Common Stock pursuant to the 10b5-1 Plan.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Stock Purchase Agreement

On June 26, 2019, FCMI Parent and the other Investors entered into the SPA with the Issuer pursuant to which the Investors purchased a total of 3,382,332 shares of the Issuer’s Common Stock.  The SPA contains, among other provisions, certain representations, warranties and agreements by the Investors customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by the Investors, supplemented by an Accredited Investor Questionnaire executed by each Investor, with respect to their status as “accredited investors” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgments by the Investors that the shares of Common Stock issued pursuant to the SPA constitute “restricted securities” under the 1933 Act, and agreements by the Investors to sell the Common Stock issued pursuant to the SPA only pursuant to either the registration requirements of the 1933 Act or an exemption therefrom. The Issuer made certain representations and warranties to the Investors with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the 1934 Act, as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The SPA also contains certain customary conditions to the Investors’ obligation to purchase the shares of the Issuer’s Common Stock, including the filing of a listing notification covering such shares with the Nasdaq Capital Market and the absence of any objections by Nasdaq to consummation of the transactions contemplated by the SPA.

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Registration Rights Agreement

At the closing under the SPA, in addition to issuing the Common Stock to FCMI Parent and the other Investors, the Issuer and such Investors, including FCMI Parent, entered into a registration rights agreement, dated as of July 30, 2019 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to use its reasonable best efforts to file a shelf registration statement with the SEC for the registration under the 1933 Act of all “Registrable Securities” held by the Investors, defined in the Registration Rights Agreement as (i) all shares of Common Stock issued pursuant to the SPA and any securities issued or issuable with respect to such shares upon any stock split, dividend or other distribution, recapitalization or similar event. Registrable Securities cease to be such when sold pursuant to such registration statement or pursuant to Rule 144 under the 1933 Act, or when eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144, as set forth in a written opinion letter to such effect satisfactory to the Issuer’s transfer agent and the holders of the Registrable Securities. Under the Registration Rights Agreement, the Issuer must file the registration statement within 60 calendar days following July 30, 2019 and use its reasonable commercial efforts to cause the registration statement to be declared effective by the SEC within 90 calendar days following July 30, 2019 (up to 135 days if the SEC issues substantive comments, or as promptly as commercially reasonable following the SEC informing the Issuer that the registration statement will not be reviewed, or further reviewed, as the case may be). The Issuer undertook the keep the shelf registration statement effective continuously effective until all Registrable Securities have been sold pursuant to the registration statement or Rule 144 or may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144.

The Registration Rights Agreement provides for specified liquidated damages if the registration statement does not become effective by the applicable required effective date. It also provides for removal of shares from the registration statement (such shares being “Cut Back Shares”) if the SEC takes the position that the offering of some or all of the Registrable Securities is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act or requires any Investor to be named in the prospectus as an “underwriter.” If the SEC declines to alter its position despite the Issuer’s reasonable commercial efforts, the Issuer may be required to file a second registration statement under the 1933 Act with respect to the Cut Back Shares. The Registration Rights Agreement also grants the Investors “piggy-back” registration rights to include their shares in a registration statement filed by the Issuer for its own account or the account of others (other than a registration statement on Form S-4, Form S-8 or any equivalent form), which rights are available at any time that there is not an effective registration statement with respect to all Registrable Securities. Such “piggy-back” registration rights are subject to customary underwriters’ cutbacks if the piggy-back registration statement is for an underwritten offering.

The Registration Rights Agreement obligates the Issuer to pay registration and filing fees and all other fees and expenses incident to the Issuer’s performance of its obligations under the Registration Rights Agreement, other than any broker or similar commissions of any holder of Registrable Securities or, except to the extent provided for in the SPA, any legal fees or other costs of any such holders. The Registration Rights Agreement also provides for certain rights of indemnification and contribution against losses incurred or arising out of material misstatements in, or material omissions from, the registration statement and the prospectus included therein.

11

The foregoing descriptions of certain material provisions of the SPA and the Registration Rights Agreement are qualified, in each case, by the full text of such agreements, each of which is an exhibit to this Schedule 13D (Amendment No. 1).

Lock-up Agreements

The Lock-up Agreements between FCMI Parent and the Issuer and between Mr. Friedberg and the Issuer entered into in connection with the IPO have expired in accordance with their terms and have not been extended or renewed. See “Lock-up Agreements” in Item 6 of the original Statement.

10b5-1 Plan

On January 23, 2019, FCMI Parent entered into the 10b5-1 Plan. The 10b5-1 Plan is a binding, pre-arranged stock purchase plan pursuant to which FCMI Parent may purchase, without further direction from FCMI Parent, shares of the Issuer’s common stock on a periodic basis subject to the terms of the 10b5-1 Plan. The 10b5-1 Plan was designed to comply with Rule 10b5-1 under the 1934 Act, as amended, and the Issuer’s Trading Compliance Policy.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D (Amendment No. 1):

Exhibit	Document

99.9	Stock Purchase Agreement dated as of July 26, 2019 between the Issuer and the Investors identified on Exhibit A thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 31, 2019).

99.10	Registration Rights Agreement dated as of July 30, 2019 between the Issuer and the Investors identified on Exhibit A thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed July 31, 2019).

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2019
FCMI PARENT CO.

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

FCMI FINANCIAL CORPORATION

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

	By:	/s/ Robert Bourque
	Name:	Robert Bourque
	Title:	Managing Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
13